UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.18)*
Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 19, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13D which was filed on July 29, 2004, Amendment No.l was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was field on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No.5 was filed on August 16, 2005, Amendment No.6 was filed on November 10, 2005, Amendment No.7 was filed on November 30, 2005, Amendment No.8 was filed on February 24, 2006, Amendment No.9 was filed on March 10, 2006, Amendment No.l10 was filed on June 5, 2006, Amendment No. 11 was filed on June 23, 2006, Amendment No.12 was filed on January 29, 2007, Amendment No.13 was filed on February 2, 2007, Amendment No.14 was filed on February 6, 2007, Amendment No. 15 was filed on February 13, 2007, Amendment No. 16 was filed on February 15, 2007, and Amendment No. 17 was filed on March 13, 2007 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C. ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Harold Schechter ("Schechter") and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bancorp (YANB), a New Jersey corporation, is hereby amended asa set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On March 19, 2007, Seidman and Associates, LLC sent a letter to Daniel J. O'Donnell, Secretary of YANB, requesting the Company include a proposal to de-classify the Board for shareholder approval at the next annual meeting.

This letter, in its entirety, is attached hereto as Exhibit A.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Patrick A. Robinson

Exhibit A

SEIDMAN AND ASSOCIATES, LLC
Lanidex Executive Center
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
March 19, 2007

Via facsimile (609) 584-8570 and regular mail
Daniel J. O’Donnell, Secretary
Yardville National Bancorp
2465 Kuser Road
Hamilton, NJ 08690

Re: Yardville National Bancorp

Dear Mr. O’Donnell:

The following shareholder proposal is being submitted by Seidman and Associates, LLC (SAL) pursuant to Rule 14a-8 of the Exchange Act of 1934. SAL has continuously owned at least $2,000 in market value for at least one year and will continue to own these securities through the date of the annual meeting.

PROPOSAL TEXT:

RESOLVED, that the shareholders of Yardville National Bancorp recommend that the Board of Directors take the necessary steps, in the most expedited manner possible, to adopt annual elections of each director.

SAL’s reasons for the resolution are as follows:

Is accountability by the Board of Directors important to you as a shareowner of the Company? SAL thinks accountability is a paramount importance. This is why SAL is sponsoring this proposal which, if passed, would seek to reorganize the Board of Directors of the Company so that each director stands before the shareowners for reelection each year. We hope to eliminate Yardville’s so-called “classified board”, whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote on one-third of the Board at any given time.

Insularity may have made sense in the past, but now SAL believes that insularity works primarily to hamper accountability. A classified board can prevent shareowners from mounting a successful opposition to the entire board, because only one-third of the directors are up for election in any given year. By way of contrast, a declassified board would stand for election in its entirety, every year.

SAL believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. If the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve that performance and ensure Yardville’s continued viability through this structural reorganization of the Board. If passed, shareholders might have the opportunity to register their views at each annual meeting - on performance of the Board as a whole and of each director as an individual.

SAL urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal.

Very truly yours,

Seidman and Associates, LLC

Lawrence B. Seidman, Manager

cc: Pat Ryan